Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2008

John Conron
Chief Financial Officer
Neuralstem, Inc.
9700 Great Seneca Highway
Rockville, MD 20850

Re: Neuralstem, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
File Number: 001-33672

Dear Mr. Conron,

        We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief